File No. 82-4991

82-3023

GOLDEN HOPE MINES LIMITED

4 King Street West, Suite 1320
Toronto, Ontario, M5H 1B6

SUPPL

06011440

TSX Venture Exchange – GNH
S.E.C. Exemption: 12(g)3-2(b)

GOLDEN HOPE GRANTS OPTIONS

February 28, 2006

Golden Hope Mines Limited has granted directors and officers stock options to purchase a total of 1,750,000 common shares in its capital stock, at a price of $0.15 per share, exercisable on or before February 24, 2009. The options were granted pursuant to the company's stock option plan, under which a maximum of 20 percent of the issued and outstanding common shares are reserved for issuance. Shares issuable upon exercise of the stock options are subject to a 4 month TSX Venture Exchange hold period commencing on the date the stock options are granted. The Company currently has 26,051,829 common shares issued and outstanding.

The closing price of the Company's shares on February 24, 2006 was $0.06.

The above is subject to acceptance by the TSX Venture Exchange.

ON BEHALF OF THE BOARD

"Debra Chapman"

DEBRA CHAPMAN
Assistant Corporate Secretary

For further information, contact Peter H. Smith, Ph.D., P.Eng.: (514) 481-3172

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

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